Registration No.  333-89706
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 649

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 11, 2002 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

           IBBOTSON(R) CONSERVATIVE EQUITY PORTFOLIO, SERIES 2
             IBBOTSON(R) MODERATE EQUITY PORTFOLIO, SERIES 2
            IBBOTSON(R) AGGRESSIVE EQUITY PORTFOLIO, SERIES 2

                                 FT 649

FT 649 is a series of a unit investment trust, the FT Series. FT 649 consists of three separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") of companies selected by applying the asset allocation knowledge of Ibbotson Associates and the stock selection expertise of Nike Securities L.P. The objective of each Trust is to provide the potential for above-average capital appreciation. Each Trust has an expected maturity of approximately 18 months.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is June 11, 2002

                                Table of Contents




Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statements of Net Assets                                 6
Schedules of Investments                                 7
The FT Series                                           31
Portfolios                                              31
Risk Factors                                            32
Public Offering                                         34
Distribution of Units                                   36
The Sponsor's Profits                                   37
The Secondary Market                                    37
How We Purchase Units                                   38
Expenses and Charges                                    38
Tax Status                                              38
Retirement Plans                                        40
Rights of Unit Holders                                  40
Income and Capital Distributions                        41
Redeeming Your Units                                    42
Removing Securities from a Trust                        43
Amending or Terminating the Indenture                   43
Information on Ibbotson Associates,
 the Sponsor, Trustee and Evaluator                     44
Other Information                                       45

                        Summary of Essential Information

                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                           Ibbotson(R)      Ibbotson(R)      Ibbotson(R)
                                                                           Conservative     Moderate         Aggressive
                                                                           Equity Portfolio Equity Portfolio Equity Portfolio
                                                                           Series 2         Series 2         Series 2
                                                                           ___________      ___________      ___________
Initial Number of Units (1)                                                    25,016           25,008           25,007
Fractional Undivided Interest in the Trust per Unit (1)                      1/25,016         1/25,008         1/25,007
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)         $    9.900       $    9.900       $    9.900
    Maximum Sales Charge of 3.35% of the Public Offering Price per
          Unit (3.384% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)      $     .335       $     .335       $     .335
    Less Deferred Sales Charge per Unit                                    $   (.185)       $   (.185)       $   (.185)
    Less Creation and Development Fee per Unit                             $   (.050)       $   (.050)       $   (.050)
Public Offering Price per Unit (4)                                         $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                            $    9.715       $    9.715       $    9.715
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                    $    9.715       $    9.715       $    9.715
Cash CUSIP Number                                                          30266Y 606       30266Y 648       30266Y 689
Reinvestment CUSIP Number                                                  30266Y 614       30266Y 655       30266Y 697
Fee Accounts Cash CUSIP Number                                             30266Y 622       30266Y 663       30266Y 705
Fee Accounts Reinvestment CUSIP Number                                     30266Y 630       30266Y 671       30266Y 713
Security Code                                                                   62360            62364            62368
Ticker Symbol                                                                  FIBCEX           FIBMEX           FIBAEX

First Settlement Date                  June 14, 2002
Mandatory Termination Date (6)         December 11, 2003
Income Distribution Record Date        Fifteenth day of each June and December, commencing December 15, 2002.
Income Distribution Date (7)           Last day of each June and December, commencing December 31, 2002.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public

Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year.

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 18 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _______
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               1.85%(b)      $.185
Creation and development fee                                                                        0.50%(c)      $.050
                                                                                                    _______       _______
Maximum Sales Charge (including creation and development fee)                                       3.35%         $.335
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .260%(d)      $.0260
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              .080%         $.0080
Trustee's fee and other operating expenses                                                          .179%(f)      $.0178
                                                                                                    _______       _______
Total                                                                                               .259%         $.0258
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year         18 Months
__________     _________
$387           $400

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________


(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 3.35% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.185 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing December 20, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 649


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 649, comprising the Ibbotson(R) Conservative Equity Portfolio, Series 2; Ibbotson(R) Moderate Equity Portfolio, Series 2; and Ibbotson(R) Aggressive Equity Portfolio, Series 2 (the "Trusts"), as of the opening of business on June 11, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on June 11, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 649, comprising the Ibbotson(R) Conservative Equity Portfolio, Series 2; Ibbotson(R) Moderate Equity Portfolio, Series 2; and Ibbotson(R) Aggressive Equity Portfolio, Series 2, at the opening of business on June 11, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
June 11, 2002

                            Statements of Net Assets

                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                         Ibbotson(R)       Ibbotson(R)        Ibbotson(R)
                                                                         Conservative      Moderate           Aggressive
                                                                         Equity Portfolio  Equity Portfolio   Equity Portfolio
                                                                         Series 2          Series 2           Series 2
                                                                         __________        ___________         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)       $247,662          $247,576            $247,569
Less liability for reimbursement to Sponsor for organization costs (3)       (650)             (650)               (650)
Less liability for deferred sales charge (4)                               (4,628)           (4,626)             (4,626)
Less liability for creation and development fee (5)                        (1,251)           (1,250)             (1,250)
                                                                         ________          ________            ________
Net assets                                                               $241,133          $241,050            $241,043
                                                                         ========          ========            ========
Units outstanding                                                          25,016            25,008              25,007

ANALYSIS OF NET ASSETS
Cost to investors (6)                                                    $250,163          $250,078            $250,070
Less maximum sales charge (6)                                              (8,380)           (8,378)             (8,377)
Less estimated reimbursement to Sponsor for organization costs (3)           (650)             (650)               (650)
                                                                         ________          ________            ________
Net assets                                                               $241,133          $241,050            $241,043
                                                                         ========          ========            ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $900,000 will be allocated among each of the three Trusts in FT 649, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.185 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on December 20, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through February 20, 2003. If Unit holders redeem Units before February 20, 2003, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 3.35% of the Public Offering Price (equivalent to 3.384% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

           Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              SMALL-CAP GROWTH COMPANIES (3.00%):
              Capital Goods (0.51%)
              _______________
23            GGG        Graco Inc.                                               0.25%             $26.71       $  614
16            ROP        Roper Industries, Inc.                                   0.26%              39.51          632

              Consumer-Cyclicals (0.74%)
              __________________
21            AGY        Argosy Gaming Company                                    0.24%              28.80          605
15            CHS        Chico's FAS, Inc.                                        0.25%              41.23          618
22            POOL       SCP Pool Corporation                                     0.25%              28.00          616

              Financial Services (0.25%)
              __________________
47            SBIB       Sterling Bancshares, Inc.                                0.25%              13.18          619

              Healthcare (0.75%)
              ____________
17            IVC        Invacare Corporation                                     0.24%              35.45          603
17            MME        Mid Atlantic Medical Services, Inc.                      0.26%              37.15          632
21            TECH       Techne Corporation                                       0.25%              29.82          626

              Technology (0.75%)
              ___________
15            BARZ       BARRA, Inc.                                              0.25%              41.25          619
43            MSCC       Microsemi Corporation                                    0.25%              14.52          624
41            ROXI       Roxio, Inc.                                              0.25%              15.20          623

                        Schedule of Investments (cont'd.)

           Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              SMALL-CAP VALUE COMPANIES (6.99%):
              Basic Materials (0.59%)
              ___________________
62            UFPI       Universal Forest Products, Inc.                          0.59%             $23.36       $ 1,448

              Capital Goods (1.74%)
              ___________________
69            CHP        C&D Technologies, Inc.                                   0.58%              20.84         1,438
27            EME        EMCOR Group, Inc.                                        0.58%              53.50         1,445
73            GDI        Gardner Denver Inc.                                      0.58%              19.75         1,442

              Consumer-Cyclicals (1.75%)
              ________________________
31            MDC        M.D.C. Holdings, Inc.                                    0.58%              46.20         1,432
64            CHUX       O'Charley's Inc.                                         0.59%              22.72         1,454
41            USTR       United Stationers Inc.                                   0.58%              35.29         1,447

              Energy (0.59%)
              ____________
42            NFX        Newfield Exploration Company                             0.59%              34.71         1,458

              Financial Services (1.16%)
              ______________________
41            FBP        First BanCorp.                                           0.58%              35.00         1,435
39            MAFB       MAF Bancorp, Inc.                                        0.58%              37.01         1,443

              Technology (0.58%)
              _________________
84            PXR        Paxar Corporation                                        0.58%              17.10         1,436

              Utilities (0.58%)
              ____________
57            EGN        Energen Corporation                                      0.58%              25.16         1,434

                        Schedule of Investments (cont'd.)

           Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              MID-CAP GROWTH COMPANIES (3.02%):
              Basic Materials (0.25%)
              ____________________
 8            ASD        American Standard Companies Inc.                         0.25%             $76.35       $  611

              Capital Goods (0.50%)
              ___________________
17            DCI        Donaldson Company, Inc.                                  0.26%              37.21          633
10            LLL        L-3 Communications Holdings, Inc.                        0.24%              59.74          597

              Consumer-Discretionary (0.50%)
              ________________________
23            ANF        Abercrombie & Fitch Co.                                  0.25%              27.36          629
16            OSI        Outback Steakhouse, Inc.                                 0.25%              39.38          630

              Financial Services (0.26%)
              ______________________
13            TCB        TCF Financial Corporation                                0.26%              49.00          637


              Healthcare (0.75%)
              _________________
 9            BRL        Barr Laboratories, Inc.                                  0.24%              66.25          596
12            ESRX       Express Scripts, Inc.                                    0.26%              53.74          645
21            LNCR       Lincare Holdings Inc.                                    0.25%              29.99          630

              Technology (0.76%)
              __________________
11            ACS        Affiliated Computer Services, Inc.                       0.25%              56.14          618
13            CPS        ChoicePoint Inc.                                         0.25%              46.92          610
10            ERTS       Electronic Arts Inc.                                     0.26%              63.61          636

                        Schedule of Investments (cont'd.)

           Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              MID-CAP VALUE COMPANIES (7.00%):
              Basic Materials (0.58%)
              __________________
 40           YRK        York International Corporation                           0.58%             $36.01       $ 1,440

              Capital Goods (1.16%)
              __________________
 32           LEA        Lear Corporation                                         0.58%              45.02         1,441
 41           PCP        Precision Castparts Corp.                                0.58%              34.87         1,430

              Consumer-Discretionary (0.58%)
              __________________
128           PPE        Park Place Entertainment Corporation                     0.58%              11.30         1,446

              Consumer-Staples (0.59%)
              __________________
 38           DF         Dean Foods Company                                       0.59%              38.45         1,461

              Energy (0.58%)
              ______________
 39           VLO        Valero Energy Corporation                                0.58%              36.81         1,436

              Financial Services (1.76%)
              ______________________
 47           ACF        AmeriCredit Corp.                                        0.58%              30.75         1,445
 42           AF         Astoria Financial Corporation                            0.59%              34.56         1,452
 28           RDN        Radian Group Inc.                                        0.59%              52.47         1,469

              Healthcare (0.59%)
              __________________
 32           TRI        Triad Hospitals, Inc.                                    0.59%              45.80         1,466

              Technology (0.58%)
              __________________
118           SY         Sybase, Inc.                                             0.58%              12.20         1,440

              Utilities (0.58%)
              ______________
110           ILA        Aquila, Inc.                                             0.58%              13.16         1,448

                        Schedule of Investments (cont'd.)

           Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              LARGE-CAP GROWTH COMPANIES (17.00%):
              Capital Goods (1.41%)
              _________________
117           GE         General Electric Company                                 1.41%             $29.95       $ 3,504

              Consumer-Cyclicals (1.43%)
              ________________________
 46           OMC        Omnicom Group Inc.                                       1.43%              77.01         3,542

              Consumer-Staples (2.83%)
              _______________________
 54           KMB        Kimberly-Clark Corporation                               1.41%              64.55         3,486
160           KR         The Kroger Co.                                           1.42%              21.98         3,517

              Financial Services (1.43%)
              _____________________
 45           FNM        Fannie Mae                                               1.43%              78.47         3,531


              Healthcare (5.65%)
              _________________
 93           GDT        Guidant Corporation                                      1.41%              37.57         3,494
 59           JNJ        Johnson & Johnson                                        1.41%              59.00         3,481
 99           PFE        Pfizer Inc.                                              1.41%              35.35         3,500
 37           UNH        UnitedHealth Group Incorporated                          1.42%              95.04         3,517

              Technology (4.25%)
              _________________
134           DELL       Dell Computer Corporation                                1.42%              26.23         3,515
431           ORCL       Oracle Corporation                                       1.42%               8.14         3,508
191           SEBL       Siebel Systems, Inc.                                     1.41%              18.32         3,499

                        Schedule of Investments (cont'd.)

               Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              LARGE-CAP VALUE COMPANIES (29.99%):
              Basic Materials (2.50%)
              _________________
194           AA         Alcoa Inc.                                               2.50%             $31.95       $ 6,198

              Capital Goods (2.50%)
              _________________
 62           GD         General Dynamics Corporation                             2.50%              99.89         6,193

              Consumer-Cyclicals (2.50%)
              _________________
282           DIS        The Walt Disney Company                                  2.50%              21.98         6,198

              Energy (2.51%)
              _________________
 72           CVX        ChevronTexaco Corporation                                2.51%              86.35         6,217

              Financial Services (10.00%)
              _________________
 87           BAC        Bank of America Corporation                              2.50%              71.13         6,188
103           COF        Capital One Financial Corporation                        2.49%              59.80         6,159
118           HI         Household International, Inc.                            2.51%              52.59         6,206
166           WM         Washington Mutual, Inc.                                  2.50%              37.34         6,198

              Healthcare (2.49%)
              _________________
 79           WLP        WellPoint Health Networks Inc.                           2.49%              77.95         6,158

              Technology (2.50%)
              _________________
386           AOL        AOL Time Warner Inc.                                     2.50%              16.05         6,195

              Telecommunications (2.49%)
              _________________
255           CMCSK      Comcast Corporation (Class A Special)                    2.49%              24.22         6,176

              Utilities (2.50%)
              _________________
213           DUK        Duke Energy Corporation                                  2.50%              29.09         6,196

                        Schedule of Investments (cont'd.)

           Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              INTERNATIONAL COMPANIES (20.00%):
              Australia (1.67%)
              _________________
354           BHP        BHP Billiton Limited (ADR)                               1.67%             $11.66       $ 4,128

              Finland (1.67%)
              _________________
344           NOK        Nokia Oyj (ADR)                                          1.67%              12.00         4,128

              France (1.67%)
              _________________
144           V          Vivendi Universal S.A. (ADR)                             1.67%              28.65         4,126

              Germany (1.65%)
              _________________
 69           SI         Siemens AG (ADR)                                         1.65%              59.36         4,096

              Italy (1.66%)
              _________________
 56           E          ENI SpA (ADR)                                            1.66%              73.60         4,122

              Japan (1.66%)
              _________________
194           HMC        Honda Motor Co., Ltd. (ADR)                              1.66%              21.22         4,117

              Mexico (1.67%)
              _________________
121           TMX        Telefonos de Mexico S.A. de CV (Telmex) (ADR)            1.67%              34.20         4,138

              The Netherlands (3.35%)
              _________________
168           ING        ING Groep N.V. (ADR)                                     1.67%              24.56         4,126
 64           UN         Unilever N.V. (3)                                        1.68%              64.85         4,150

              Switzerland (1.66%)
              _________________
 69           NSRGY      Nestle S.A. (ADR)                                        1.66%              59.53         4,108

              United Kingdom (3.34%)
              _________________
141           CSG        Cadbury Schweppes Plc (ADR)                              1.67%              29.26         4,126
101           GSK        GlaxoSmithKline Plc (ADR)                                1.67%              41.01         4,142

                        Schedule of Investments (cont'd.)

           Ibbotson(R) Conservative Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              REAL ESTATE INVESTMENT TRUSTS (13.00%):
              Apartments (2.17%)
              _________________
 57           AIV        Apartment Investment & Management Company                1.08%             $46.85       $ 2,670
 70           CPT        Camden Property Trust                                    1.09%              38.52         2,696

              Diversified (1.09%)
              _________________
 60           VNO        Vornado Realty Trust                                     1.09%              44.90         2,694

              Healthcare (1.08%)
              _________________
201           VTR        Ventas, Inc.                                             1.08%              13.32         2,677

              Industrial (1.09%)
              _________________
111           PLD        ProLogis Trust                                           1.09%              24.24         2,691

              Net Lease (1.08%)
              _________________
117           CARS       Capital Automotive REIT                                  1.08%              22.91         2,680

              Offices (2.16%)
              _________________
 90           EOP        Equity Office Properties Trust                           1.08%              29.80         2,682
 74           SLG        SL Green Realty Corp.                                    1.08%              36.11         2,672

              Offices/Industrial (1.08%)
              _____________________
115           GLB        Glenborough Realty Trust Incorporated                    1.08%              23.30         2,680

              Regional Malls (2.17%)
              ____________________
 71           CBL        CBL & Associates Properties, Inc.                        1.08%              37.60         2,670
 56           GGP        General Growth Properties, Inc.                          1.09%              48.25         2,702

              Shopping Centers (1.08%)
              _____________________
117           DDR        Developers Diversified Realty Corporation                1.08%              22.87         2,676
                                                                                _______                         ________
                               Total Investments                                100.00%                         $247,662
                                                                                =======                         ========

_____________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

             Ibbotson(R) Moderate Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              SMALL-CAP GROWTH COMPANIES (5.03%):
              Capital Goods (0.83%)
              _______________
39            GGG        Graco Inc.                                               0.42%             $26.71       $ 1,042
26            ROP        Roper Industries, Inc.                                   0.41%              39.51         1,027

              Consumer-Cyclicals (1.26%)
              __________________
36            AGY        Argosy Gaming Company                                    0.42%              28.80         1,037
25            CHS        Chico's FAS, Inc.                                        0.42%              41.23         1,031
37            POOL       SCP Pool Corporation                                     0.42%              28.00         1,036

              Financial Services (0.42%)
              __________________
78            SBIB       Sterling Bancshares, Inc.                                0.42%              13.18         1,028

              Healthcare (1.26%)
              ____________
29            IVC        Invacare Corporation                                     0.42%              35.45         1,028
28            MME        Mid Atlantic Medical Services, Inc.                      0.42%              37.15         1,040
35            TECH       Techne Corporation                                       0.42%              29.82         1,044

              Technology (1.26%)
              ___________
25            BARZ       BARRA, Inc.                                              0.42%              41.25         1,031
71            MSCC       Microsemi Corporation                                    0.42%              14.52         1,031
68            ROXI       Roxio, Inc.                                              0.42%              15.20         1,034

                        Schedule of Investments (cont'd.)

             Ibbotson(R) Moderate Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              SMALL-CAP VALUE COMPANIES (8.01%):
              Basic Materials (0.67%)
              ___________________
71            UFPI       Universal Forest Products, Inc.                          0.67%             $23.36       $ 1,659

              Capital Goods (2.00%)
              ___________________
79            CHP        C&D Technologies, Inc.                                   0.66%              20.84         1,646
31            EME        EMCOR Group, Inc.                                        0.67%              53.50         1,658
84            GDI        Gardner Denver Inc.                                      0.67%              19.75         1,659

              Consumer-Cyclicals (2.01%)
              ________________________
36            MDC        M.D.C. Holdings, Inc.                                    0.67%              46.20         1,663
73            CHUX       O'Charley's Inc.                                         0.67%              22.72         1,659
47            USTR       United Stationers Inc.                                   0.67%              35.29         1,659

              Energy (0.67%)
              ____________
48            NFX        Newfield Exploration Company                             0.67%              34.71         1,666

              Financial Services (1.33%)
              ______________________
47            FBP        First BanCorp.                                           0.66%              35.00         1,645
45            MAFB       MAF Bancorp, Inc.                                        0.67%              37.01         1,665

              Technology (0.66%)
              _________________
96            PXR        Paxar Corporation                                        0.66%              17.10         1,642

              Utilities (0.67%)
              ____________
66            EGN        Energen Corporation                                      0.67%              25.16         1,661

                        Schedule of Investments (cont'd.)

                 Ibbotson(R) Moderate Equity Portfolio, Series 2
                                     FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              MID-CAP GROWTH COMPANIES (5.98%):
              Basic Materials (0.49%)
              ____________________
16            ASD        American Standard Companies Inc.                         0.49%             $76.35       $ 1,222

              Capital Goods (1.01%)
              ___________________
33            DCI        Donaldson Company, Inc.                                  0.50%              37.21         1,228
21            LLL        L-3 Communications Holdings, Inc.                        0.51%              59.74         1,254

              Consumer-Discretionary (0.99%)
              ________________________
45            ANF        Abercrombie & Fitch Co.                                  0.50%              27.36         1,231
31            OSI        Outback Steakhouse, Inc.                                 0.49%              39.38         1,221

              Financial Services (0.50%)
              ______________________
25            TCB        TCF Financial Corporation                                0.50%              49.00         1,225

              Healthcare (1.51%)
              _________________
19            BRL        Barr Laboratories, Inc.                                  0.51%              66.25         1,259
23            ESRX       Express Scripts, Inc.                                    0.50%              53.74         1,236
41            LNCR       Lincare Holdings Inc.                                    0.50%              29.99         1,230

              Technology (1.48%)
              __________________
22            ACS        Affiliated Computer Services, Inc.                       0.50%              56.14         1,235
26            CPS        ChoicePoint Inc.                                         0.49%              46.92         1,220
19            ERTS       Electronic Arts Inc.                                     0.49%              63.61         1,209

                        Schedule of Investments (cont'd.)

             Ibbotson(R) Moderate Equity Portfolio, Series 2

                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              MID-CAP VALUE COMPANIES (6.00%):
              Basic Materials (0.50%)
              __________________
 34           YRK        York International Corporation                           0.50%             $36.01       $ 1,224

              Capital Goods (0.98%)
              __________________
 27           LEA        Lear Corporation                                         0.49%              45.02         1,215
 35           PCP        Precision Castparts Corp.                                0.49%              34.87         1,220

              Consumer-Discretionary (0.50%)
              __________________
110           PPE        Park Place Entertainment Corporation                     0.50%              11.30         1,243

              Consumer-Staples (0.50%)
              __________________
 32           DF         Dean Foods Company                                       0.50%              38.45         1,230

              Energy (0.51%)
              ______________
 34           VLO        Valero Energy Corporation                                0.51%              36.81         1,251

              Financial Services (1.51%)
              ______________________
 40           ACF        AmeriCredit Corp.                                        0.50%              30.75         1,230
 36           AF         Astoria Financial Corporation                            0.50%              34.56         1,244
 24           RDN        Radian Group Inc.                                        0.51%              52.47         1,259

              Healthcare (0.50%)
              __________________
 27           TRI        Triad Hospitals, Inc.                                    0.50%              45.80         1,237

              Technology (0.50%)
              __________________
101           SY         Sybase, Inc.                                             0.50%              12.20         1,232

              Utilities (0.50%)
              ______________
 94           ILA        Aquila, Inc.                                             0.50%              13.16         1,237

                        Schedule of Investments (cont'd.)

             Ibbotson(R) Moderate Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              LARGE-CAP GROWTH COMPANIES (17.99%):
              Capital Goods (1.50%)
              _________________
124           GE         General Electric Company                                 1.50%             $29.95       $ 3,714

              Consumer-Cyclicals (1.49%)
              ________________________
 48           OMC        Omnicom Group Inc.                                       1.49%              77.01         3,696

              Consumer-Staples (3.01%)
              _______________________
 58           KMB        Kimberly-Clark Corporation                               1.51%              64.55         3,744
169           KR         The Kroger Co.                                           1.50%              21.98         3,715

              Financial Services (1.49%)
              _____________________
 47           FNM        Fannie Mae                                               1.49%              78.47         3,688

              Healthcare (6.00%)
              _________________
 99           GDT        Guidant Corporation                                      1.50%              37.57         3,719
 63           JNJ        Johnson & Johnson                                        1.50%              59.00         3,717
105           PFE        Pfizer Inc.                                              1.50%              35.35         3,712
 39           UNH        UnitedHealth Group Incorporated                          1.50%              95.04         3,707

              Technology (4.50%)
              _________________
142           DELL       Dell Computer Corporation                                1.50%              26.23         3,725
456           ORCL       Oracle Corporation                                       1.50%               8.14         3,712
203           SEBL       Siebel Systems, Inc.                                     1.50%              18.32         3,719

                        Schedule of Investments (cont'd.)

                 Ibbotson(R) Moderate Equity Portfolio, Series 2
                                     FT 649


                        At the Opening of Business on the
                      Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              LARGE-CAP VALUE COMPANIES (26.00%):
              Basic Materials (2.17%)
              _________________
168           AA         Alcoa Inc.                                               2.17%             $31.95       $ 5,368

              Capital Goods (2.18%)
              _________________
 54           GD         General Dynamics Corporation                             2.18%              99.89         5,394

              Consumer-Cyclicals (2.17%)
              _________________
244           DIS        The Walt Disney Company                                  2.17%              21.98         5,363

              Energy (2.16%)
              _________________
 62           CVX        ChevronTexaco Corporation                                2.16%              86.35         5,354

              Financial Services (8.66%)
              _________________
 75           BAC        Bank of America Corporation                              2.15%              71.13         5,335
 90           COF        Capital One Financial Corporation                        2.17%              59.80         5,382
102           HI         Household International, Inc.                            2.17%              52.59         5,364
144           WM         Washington Mutual, Inc.                                  2.17%              37.34         5,377

              Healthcare (2.17%)
              _________________

 69           WLP        WellPoint Health Networks Inc.                           2.17%              77.95         5,379

              Technology (2.17%)
              _________________
334           AOL        AOL Time Warner Inc.                                     2.17%              16.05         5,361

              Telecommunications (2.16%)
              _________________
221           CMCSK      Comcast Corporation (Class A Special)                    2.16%              24.22         5,353

              Utilities (2.16%)
              _________________
184           DUK        Duke Energy Corporation                                  2.16%              29.09         5,353

                        Schedule of Investments (cont'd.)

             Ibbotson(R) Moderate Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              INTERNATIONAL COMPANIES (22.98%):
              Australia (1.92%)
              _________________
407           BHP        BHP Billiton Limited (ADR)                               1.92%             $11.66       $ 4,746

              Finland (1.91%)
              _________________
395           NOK        Nokia Oyj (ADR)                                          1.91%              12.00         4,740

              France (1.92%)
              _________________
166           V          Vivendi Universal S.A. (ADR)                             1.92%              28.65         4,756

              Germany (1.92%)
              _________________
 80           SI         Siemens AG (ADR)                                         1.92%              59.36         4,749

              Italy (1.90%)
              _________________
 64           E          ENI SpA (ADR)                                            1.90%              73.60         4,710

              Japan (1.92%)
              _________________
224           HMC        Honda Motor Co., Ltd. (ADR)                              1.92%              21.22         4,753

              Mexico (1.92%)
              _________________
139           TMX        Telefonos de Mexico S.A. de CV (Telmex) (ADR)            1.92%              34.20         4,754

              The Netherlands (3.82%)
              _________________
193           ING        ING Groep N.V. (ADR)                                     1.91%              24.56         4,740
 73           UN         Unilever N.V. (3)                                        1.91%              64.85         4,734

              Switzerland (1.92%)
              _________________
 80           NSRGY      Nestle S.A. (ADR)                                        1.92%              59.53         4,762

              United Kingdom (3.83%)
              _________________
162           CSG        Cadbury Schweppes Plc (ADR)                              1.91%              29.26         4,740
116           GSK        GlaxoSmithKline Plc (ADR)                                1.92%              41.01         4,757

                        Schedule of Investments (cont'd.)

                 Ibbotson(R) Moderate Equity Portfolio, Series 2
                                     FT 649


                     At the Opening of Business on the
                   Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              REAL ESTATE INVESTMENT TRUSTS (8.01%):
              Apartments (1.33%)
              _________________
 35           AIV        Apartment Investment & Management Company                0.66%             $46.85       $ 1,640
 43           CPT        Camden Property Trust                                    0.67%              38.52         1,656

              Diversified (0.67%)
              _________________
 37           VNO        Vornado Realty Trust                                     0.67%              44.90         1,661

              Healthcare (0.67%)
              _________________
124           VTR        Ventas, Inc.                                             0.67%              13.32         1,652

              Industrial (0.67%)
              _________________
 68           PLD        ProLogis Trust                                           0.67%              24.24         1,648

              Net Lease (0.67%)
              _________________
 72           CARS       Capital Automotive REIT                                  0.67%              22.91         1,649

              Offices (1.33%)
              _________________
 55           EOP        Equity Office Properties Trust                           0.66%              29.80         1,639
 46           SLG        SL Green Realty Corp.                                    0.67%              36.11         1,661

              Offices/Industrial (0.67%)
              _____________________
 71           GLB        Glenborough Realty Trust Incorporated                    0.67%              23.30         1,654

              Regional Malls (1.33%)
              ____________________
 44           CBL        CBL & Associates Properties, Inc.                        0.67%              37.60         1,654
 34           GGP        General Growth Properties, Inc.                          0.66%              48.25         1,640

              Shopping Centers (0.67%)
              _____________________
 72           DDR        Developers Diversified Realty Corporation                0.67%             22.87         1,647
                                                                                _______                        ________
                              Total Investments                                 100.00%                        $247,576
                                                                                =======                        ========

_____________

See "Notes to Schedules of Investments" on page 30.

                             Schedule of Investments

                Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                     FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              SMALL-CAP GROWTH COMPANIES (5.98%):
              Capital Goods (0.99%)
              _______________
46            GGG        Graco Inc.                                               0.50%             $26.71       $ 1,229
31            ROP        Roper Industries, Inc.                                   0.49%              39.51         1,225

              Consumer-Cyclicals (1.50%)
              __________________
43            AGY        Argosy Gaming Company                                    0.50%              28.80         1,238
30            CHS        Chico's FAS, Inc.                                        0.50%              41.23         1,237
44            POOL       SCP Pool Corporation                                     0.50%              28.00         1,232

              Financial Services (0.50%)
              __________________
94            SBIB       Sterling Bancshares, Inc.                                0.50%              13.18         1,239

              Healthcare (1.49%)
              ____________
35            IVC        Invacare Corporation                                     0.50%              35.45         1,241
33            MME        Mid Atlantic Medical Services, Inc.                      0.50%              37.15         1,226
41            TECH       Techne Corporation                                       0.49%              29.82         1,223

              Technology (1.50%)
              ___________
30            BARZ       BARRA, Inc.                                              0.50%              41.25         1,238
85            MSCC       Microsemi Corporation                                    0.50%              14.52         1,234
81            ROXI       Roxio, Inc.                                              0.50%              15.20         1,231

                        Schedule of Investments (cont'd.)

                Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                     FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              SMALL-CAP VALUE COMPANIES (10.98%):
              Basic Materials (0.92%)
              ___________________
 97           UFPI       Universal Forest Products, Inc.                          0.92%             $23.36       $ 2,266

              Capital Goods (2.75%)
              ___________________
109           CHP        C&D Technologies, Inc.                                   0.92%              20.84         2,272
 42           EME        EMCOR Group, Inc.                                        0.91%              53.50         2,247
115           GDI        Gardner Denver Inc.                                      0.92%              19.75         2,271

              Consumer-Cyclicals (2.74%)
              ________________________
 49           MDC        M.D.C. Holdings, Inc.                                    0.91%              46.20         2,264
100           CHUX       O'Charley's Inc.                                         0.92%              22.72         2,272
 64           USTR       United Stationers Inc.                                   0.91%              35.29         2,259

              Energy (0.91%)
              ____________
 65           NFX        Newfield Exploration Company                             0.91%              34.71         2,256

              Financial Services (1.83%)
              ______________________
 65           FBP        First BanCorp.                                           0.92%              35.00         2,275
 61           MAFB       MAF Bancorp, Inc.                                        0.91%              37.01         2,258

              Technology (0.92%)
              _________________
133           PXR        Paxar Corporation                                        0.92%              17.10         2,274

              Utilities (0.91%)
              ____________
 90           EGN        Energen Corporation                                      0.91%              25.16         2,264

                        Schedule of Investments (cont'd.)

            Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
               MID-CAP GROWTH COMPANIES (7.01%):
              Basic Materials (0.58%)
              ____________________
19            ASD        American Standard Companies Inc.                         0.58%             $76.35       $ 1,451

              Capital Goods (1.17%)
              ___________________
39            DCI        Donaldson Company, Inc.                                  0.59%              37.21         1,451
24            LLL        L-3 Communications Holdings, Inc.                        0.58%              59.74         1,434

              Consumer-Discretionary (1.17%)
              ________________________
53            ANF        Abercrombie & Fitch Co.                                  0.58%              27.36         1,450
37            OSI        Outback Steakhouse, Inc.                                 0.59%              39.38         1,457

              Financial Services (0.57%)
              ______________________
29            TCB        TCF Financial Corporation                                0.57%              49.00         1,421

              Healthcare (1.75%)
              _________________
22            BRL        Barr Laboratories, Inc.                                  0.59%              66.25         1,458
27            ESRX       Express Scripts, Inc.                                    0.58%              53.74         1,451
48            LNCR       Lincare Holdings Inc.                                    0.58%              29.99         1,440

              Technology (1.77%)
              __________________
26            ACS        Affiliated Computer Services, Inc.                       0.59%              56.14         1,460
31            CPS        ChoicePoint Inc.                                         0.59%              46.92         1,455
23            ERTS       Electronic Arts Inc.                                     0.59%              63.61         1,463

                        Schedule of Investments (cont'd.)

            Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              MID-CAP VALUE COMPANIES (5.04%):
              Basic Materials (0.42%)
              __________________
29            YRK        York International Corporation                           0.42%             $36.01       $ 1,044

              Capital Goods (0.84%)
              __________________
23            LEA        Lear Corporation                                         0.42%              45.02         1,035
30            PCP        Precision Castparts Corp.                                0.42%              34.87         1,046

              Consumer-Discretionary (0.42%)
              __________________
91            PPE        Park Place Entertainment Corporation                     0.42%              11.30         1,028

              Consumer-Staples (0.42%)
              __________________
27            DF         Dean Foods Company                                       0.42%              38.45         1,038

              Energy (0.42%)
              ______________
28            VLO        Valero Energy Corporation                                0.42%              36.81         1,031

              Financial Services (1.26%)
              ______________________
34            ACF        AmeriCredit Corp.                                        0.42%              30.75         1,045
30            AF         Astoria Financial Corporation                            0.42%              34.56         1,037
20            RDN        Radian Group Inc.                                        0.42%              52.47         1,049

              Healthcare (0.43%)
              __________________
23            TRI        Triad Hospitals, Inc.                                    0.43%              45.80         1,053

              Technology (0.42%)
              __________________
85            SY         Sybase, Inc.                                             0.42%              12.20         1,037

              Utilities (0.41%)
              ______________
78            ILA        Aquila, Inc.                                             0.41%              13.16         1,026

                        Schedule of Investments (cont'd.)

            Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              LARGE-CAP GROWTH COMPANIES (20.02%):
              Capital Goods (1.67%)
              _________________
138           GE         General Electric Company                                 1.67%             $29.95       $ 4,133

              Consumer-Cyclicals (1.68%)
              ________________________
 54           OMC        Omnicom Group Inc.                                       1.68%              77.01         4,159

              Consumer-Staples (3.34%)
              _______________________
 64           KMB        Kimberly-Clark Corporation                               1.67%              64.55         4,131
188           KR         The Kroger Co.                                           1.67%              21.98         4,132

              Financial Services (1.68%)
              _____________________
 53           FNM        Fannie Mae                                               1.68%              78.47         4,159

              Healthcare (6.66%)
              _________________
110           GDT        Guidant Corporation                                      1.67%              37.57         4,133
 70           JNJ        Johnson & Johnson                                        1.67%              59.00         4,130
117           PFE        Pfizer Inc.                                              1.67%              35.35         4,136
 43           UNH        UnitedHealth Group Incorporated                          1.65%              95.04         4,087

              Technology (4.99%)
              _________________
157           DELL       Dell Computer Corporation                                1.66%              26.23         4,118
507           ORCL       Oracle Corporation                                       1.67%               8.14         4,127
225           SEBL       Siebel Systems, Inc.                                     1.66%              18.32         4,122

                        Schedule of Investments (cont'd.)

            Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              LARGE-CAP VALUE COMPANIES (22.00%):
              Basic Materials (1.83%)
              _________________
142           AA         Alcoa Inc.                                               1.83%             $31.95       $ 4,537

              Capital Goods (1.82%)
              _________________
 45           GD         General Dynamics Corporation                             1.82%              99.89         4,495

              Consumer-Cyclicals (1.83%)
              _________________
206           DIS        The Walt Disney Company                                  1.83%              21.98         4,528

              Energy (1.85%)
              _________________
 53           CVX        ChevronTexaco Corporation                                1.85%              86.35         4,577

              Financial Services (7.35%)
              _________________
 64           BAC        Bank of America Corporation                              1.84%              71.13         4,552
 76           COF        Capital One Financial Corporation                        1.84%              59.80         4,545
 86           HI         Household International, Inc.                            1.83%              52.59         4,523
122           WM         Washington Mutual, Inc.                                  1.84%              37.34         4,555

              Healthcare (1.83%)
              _________________
 58           WLP        WellPoint Health Networks Inc.                           1.83%              77.95         4,521

              Technology (1.83%)
              _________________
283           AOL        AOL Time Warner Inc.                                     1.83%              16.05         4,542

              Telecommunications (1.83%)
              _________________
187           CMCSK      Comcast Corporation (Class A Special)                    1.83%              24.22         4,529

              Utilities (1.83%)
              _________________
156           DUK        Duke Energy Corporation                                  1.83%              29.09         4,538

                        Schedule of Investments (cont'd.)

            Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                 FT 649


                    At the Opening of Business on the
                  Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              INTERNATIONAL COMPANIES (23.97%):
              Australia (2.00%)
              _________________
425           BHP        BHP Billiton Limited (ADR)                               2.00%             $11.66       $ 4,955

              Finland (2.00%)
              _________________
412           NOK        Nokia Oyj (ADR)                                          2.00%              12.00         4,944

              France (2.00%)
              _________________
173           V          Vivendi Universal S.A. (ADR)                             2.00%              28.65         4,956

              Germany (1.99%)
              _________________
 83           SI         Siemens AG (ADR)                                         1.99%              59.36         4,927

              Italy (1.99%)
              _________________
 67           E          ENI SpA (ADR)                                            1.99%              73.60         4,931

              Japan (2.00%)
              _________________
233           HMC        Honda Motor Co., Ltd. (ADR)                              2.00%              21.22         4,944

              Mexico (2.00%)
              _________________
145           TMX        Telefonos de Mexico S.A. de CV (Telmex) (ADR)            2.00%              34.20         4,959

              The Netherlands (3.99%)
              _________________
202           ING        ING Groep N.V. (ADR)                                     2.00%              24.56         4,961
 76           UN         Unilever N.V. (3)                                        1.99%              64.85         4,929

              Switzerland (2.00%)
              _________________
 83           NSRGY      Nestle S.A. (ADR)                                        2.00%              59.53         4,941

              United Kingdom (4.00%)
              _________________
169           CSG        Cadbury Schweppes Plc (ADR)                              2.00%              29.26         4,945
121           GSK        GlaxoSmithKline Plc (ADR)                                2.00%              41.01         4,962

                        Schedule of Investments (cont'd.)

            Ibbotson(R) Aggressive Equity Portfolio, Series 2
                                 FT 649


 At the Opening of Business on the Initial Date of Deposit-June 11, 2002


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              REAL ESTATE INVESTMENT TRUSTS (5.00%):
              Apartments (0.84%)
              _________________
22            AIV        Apartment Investment & Management Company                0.42%             $46.85       $ 1,031
27            CPT        Camden Property Trust                                    0.42%              38.52         1,040

              Diversified (0.42%)
              _________________
23            VNO        Vornado Realty Trust                                     0.42%              44.90         1,033

              Healthcare (0.41%)
              _________________
77            VTR        Ventas, Inc.                                             0.41%              13.32         1,026

              Industrial (0.42%)
              _________________
43            PLD        ProLogis Trust                                           0.42%              24.24         1,042

              Net Lease (0.42%)
              _________________
45            CARS       Capital Automotive REIT                                  0.42%              22.91         1,031

              Offices (0.84%)
              _________________
35            EOP        Equity Office Properties Trust                           0.42%              29.80         1,043
29            SLG        SL Green Realty Corp.                                    0.42%              36.11         1,047

              Offices/Industrial (0.41%)
              _____________________
44            GLB        Glenborough Realty Trust Incorporated                    0.41%              23.30         1,025

              Regional Malls (0.82%)
              ____________________
27            CBL        CBL & Associates Properties, Inc.                        0.41%              37.60         1,015
21            GGP        General Growth Properties, Inc.                          0.41%              48.25         1,013

              Shopping Centers (0.42%)
              _____________________
45            DDR        Developers Diversified Realty Corporation                0.42%              22.87         1,029
                                                                                _______                         ________
                               Total Investments                                100.00%                         $247,569
                                                                                =======                         ========
_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 11, 2002. Each Trust has a Mandatory
Termination Date of December 11, 2003.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of
                                                                 Securities       Profit
                                                                 to Sponsor       (Loss)
                                                                 _________        ______
Ibbotson(R) Conservative Equity Portfolio, Series 2              $250,128         $(2,466)
Ibbotson(R) Moderate Equity Portfolio, Series 2                   250,110          (2,534)
Ibbotson(R) Aggressive Equity Portfolio, Series 2                 250,097          (2,528)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 649, consists of three separate portfolios set forth below:

- Ibbotson(R) Conservative Equity Portfolio, Series 2

- Ibbotson(R) Moderate Equity Portfolio, Series 2

- Ibbotson(R) Aggressive Equity Portfolio, Series 2

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and initial and daily accrued deferred sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies selected by applying the asset allocation knowledge of Ibbotson Associates ("Ibbotson") and the stock selection expertise of Nike Securities L.P. Rather than using multiple investments to achieve diversification, the Trusts have been designed so that investors can fulfill the equity portion of their investment plans with a single investment.

The Trusts employ a "buy and hold" philosophy of investing. They invest in a fixed portfolio of stocks and hold them for a period of approximately 18 months. We believe that selecting stocks for a fixed portfolio requires experience and discipline. In selecting the

Securities for the Trusts, the team of analysts at Nike Securities L.P. employed the same fundamental, bottom up approach that they have applied in choosing stocks for hundreds of other equity trusts. The Trusts represent an opportunity for investors to own the very best equity ideas from the Nike Securities L.P. research team that Ibbotson has tailored to fill specific investment needs.

What is Asset Allocation? Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. A portfolio's long-term performance is determined primarily by the distribution of dollars among asset classes, such as stocks, bonds, and cash equivalents. The asset allocation decision is one of the most important decisions you will make as an investor. Asset allocation is responsible for approximately 91.5% of total performance, with other factors, such as market timing and security selection, having the remaining impact. [Source: Brinson, Gary P. et al. "Determinants of Portfolio Performance," Financial Analysts Journal, July/August 1986. Updated in Financial Analysts Journal, May/June 1991.]

Different asset classes and Standard & Poor's sectors can perform quite differently from year-to-year. Diversifying your portfolio makes you less dependent on the performance of any single asset. Effective diversification requires combining assets that behave differently during changing economic or market conditions. Moreover, investing in assets that have low correlation may insulate your portfolio from major downswings and potentially increase returns.

Portfolio Composition.

As of the Initial Date of Deposit, it is intended that each Trust will consist of the following:

                         Conservative  Moderate     Aggressive
Style                    Equity        Equity       Equity
Diversification          Portfolio     Portfolio    Portfolio
_________________        ___________   ___________  __________
Large-Cap Growth           17%           18%          20%
Large-Cap Value            30%           26%          22%
Mid-Cap Growth              3%            6%           7%
Mid-Cap Value               7%            6%           5%
Small-Cap Growth            3%            5%           6%
Small-Cap Value             7%            8%          11%
REIT                       13%            8%           5%
Foreign                    20%           23%          24%

                         Conservative  Moderate     Aggressive
Style                    Equity        Equity       Equity
Diversification          Portfolio     Portfolio    Portfolio
_________________        ___________   ___________  __________
Consumer Discretionary    11%           12%           13%
Consumer Staples           8%            9%           10%
Energy                     5%            5%            5%
Financials                29%           24%           20%
Healthcare                12%           13%           14%
Industrials               10%           11%           11%
Information Technology    11%           13%           14%
Materials                  6%            6%            6%
Telecommun. Services       4%            4%            4%
Utilities                  4%            3%            3%

Used with permission. (c) 2002 Ibbotson Associates, Inc. All rights reserved.

The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. Market capitalization designations used for the Trusts are as follows: Small-Cap-less than $1.5 billion; Mid-Cap-$1.5 billion to $8 billion; Large-Cap-over $8 billion.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry, sector or investment style as a whole and the performance of each Trust is expected to differ from that of its comparative industry, sector or investment style. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Trust, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts are issued by companies with market capitalizations of less than $1.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Financial Services Industry. Because more than 25% of the Ibbotson(R) Conservative Equity Portfolio is invested in financial services companies and Real Estate Investment Trusts, this Trust is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services insurance companies, investment firms and Real Estate Investment Trusts. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

See below for the risks of investing in Real Estate Investment Trusts.


Investment Style. Although the Securities contained in each Trust meet the stated style, capitalization, and investment objective of such Trusts on the Initial Date of Deposit, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from a Trust as a result of market fluctuations.

Real Estate Investment Trusts. Certain of the Securities in the Trusts are issued by Real Estate Investment Trusts ("REITs"). REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 3.35% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially equal to $.235 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0617 per Unit will be deducted from a Trust's assets on approximately the 20th day of each month from December 20, 2002 through February 20, 2003. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.85% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the initial sales charge is reduced as described below.

                                            Your maximum
If you invest                               sales charge
(in thousands):*                            will be:
_________________                           ____________
$50 but less than $100                        3.10%
$100 but less than $250                       2.85%
$250 but less than $500                       2.50%
$500 but less than $1 million                 2.35%
$1 million or more                            1.85%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.85% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealers or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.50% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased with redemption or termination proceeds, this amount will be reduced to 1.50% of the sales price of these Units (1.00% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $5                 0.10%
$5 but less than $10                0.15%
$10 or more                         0.20%

Dealers and other selling agents can combine Units of the Trusts they sell for purposes of reaching the additional concession levels set forth in the above table. Dealers and other selling agents will not receive a concession on the sale of Fee Accounts Units, but such Units will be included in determining whether the above volume sales levels are met.

Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable initial and/or deferred sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the initial sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, will be compensated for providing bookkeeping and other administrative services to the Trusts, and, as Sponsor, we will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. In addition, First Trust Advisors L.P. acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by the Trusts for the use of certain trademarks and trade names of Ibbotson Associates;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Assets of the Trusts.

The Trusts will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks") and (ii) interests in real estate investment trusts (the "REIT Shares"). All of the foregoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.

Trust Status.

The Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amounts received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Because the Trusts have a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

Dividends from REIT Shares. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your Trust holds a

REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.

Dividends Received Deduction. A corporation that owns Units of a Trust generally will not be entitled to the dividends received deduction with respect to certain dividends received by such Portfolio, because the dividends received deduction is not available for dividends from REITs.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from a Trust when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the daily accrued deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the daily accrued deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture."

You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."


             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining unaccrued deferred sales charge at the time of termination. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
                   Ibbotson Associates,
            the Sponsor, Trustee and Evaluator

Ibbotson Associates.

Ibbotson Associates is a leading authority on asset allocation, providing products and consulting services to help investment professionals make the best asset allocation decisions for their clients. The Chicago-based firm was founded in 1977 by Roger G.
Ibbotson, Ph.D., who maintains his role as Chairman while serving as a full-time professor of Finance at the Yale School of Management.

Ibbotson Associates bridges the gap between modern academic theory and real-world investment practice, while filling a growing need in the finance and investment industry for an independent, single-source provider of investment knowledge, expertise and technology.

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $40 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2001, the total partners' capital of Nike Securities L.P. was $17,560,001 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 47


                             First Trust(R)

           IBBOTSON(R) CONSERVATIVE EQUITY PORTFOLIO, SERIES 2
             IBBOTSON(R) MODERATE EQUITY PORTFOLIO, SERIES 2
            IBBOTSON(R) AGGRESSIVE EQUITY PORTFOLIO, SERIES 2
                                 FT 649

                                Sponsor:

                            NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-89706) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              June 11, 2002


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 48


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 649 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated June 11, 2002. Capitalized terms have been defined in the prospectus.


                            Table of Contents


Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         1
   Dividends                                                   1
   REITs                                                       2
   Foreign Issuers                                             3
Concentration
   Financial Services                                          4
Portfolios
   Small-Cap Growth Companies                                  7
   Small-Cap Value Companies                                   7
   Mid-Cap Growth Companies                                    8
   Mid-Cap Value Companies                                     9
   Large-Cap Growth Companies                                 10
   Large-Cap Value Companies                                  10
   International Companies                                    11
   REITs                                                      12


Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

REITs. An investment in Units of the Trusts should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which a Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in a Trust's portfolio should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trusts' ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trusts.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentration

Financial Services. An investment in Units of the Ibbotson(R)
Conservative Equity Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Portfolios

                       Small-Cap Growth Companies


Capital Goods
_____________



Graco Inc., headquartered in Minneapolis, Minnesota, designs, manufactures and markets systems, products and technology to move, measure, control, dispense and apply a wide variety of fluids and viscous materials.



Roper Industries, Inc., headquartered in Bogart, Georgia, designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide.



Consumer-Cyclicals
__________________



Argosy Gaming Company, headquartered in Alton, Illinois, is engaged in business of providing casino style gaming and related entertainment to the public and, through its subsidiaries or joint ventures, operates riverboat casinos.



Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.



SCP Pool Corporation, headquartered in Covington, Louisiana, distributes swimming pool supplies and related products to swimming pool remodelers and builders, independent retail stores and swimming pool repair and service companies.



Financial Services
__________________



Sterling Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company that provides commercial and retail banking services primarily in the Houston metropolitan area.



Healthcare
__________



Invacare Corporation, headquartered in Elyria, Ohio, designs, manufactures and distributes medical equipment for the home healthcare and extended care markets. The company's products include wheelchairs, homecare beds, respiratory, patient aids, and seating and positioning products.



Mid Atlantic Medical Services, Inc., headquartered in Rockville,
Maryland, is a holding company for subsidiaries active in managed healthcare and other life and health insurance related activities.



Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.




Technology
__________



BARRA, Inc., headquartered in Berkeley, California, develops, markets and supports application software and information services used to analyze, manage and trade portfolios of equity, fixed income, derivatives and other financial instruments. The company and its subsidiaries are engaged in integrated business activities that combine technology, data, software and services to help clients make investment and trading decisions.



Microsemi Corporation, headquartered in Irvine, California, is a designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors serving the satellite, telecommunications, computer and peripherals, military/aerospace, industrial/commercial and medical markets.



Roxio, Inc., headquartered in Milpitas, California, is a provider of digital content management software solutions that enable individuals to personalize and store music, photos, video and data onto recordable compact discs, or CDs.


                        Small-Cap Value Companies


Basic Materials
_______________



Universal Forest Products, Inc., headquartered in Grand Rapids,
Michigan, engineers, manufactures, treats and distributes lumber products for the do-it-yourself (DIY), manufactured housing, industrial, wholesale and site-built construction markets.



Capital Goods
_____________



C&D Technologies, Inc., headquartered in Blue Bell, Pennsylvania, produces integrated reserve power systems for telecommunications, electronic information and industrial applications. The company also produces embedded high-frequency switching power supplies used in telecommunications equipment, advanced office electronics and sophisticated computer systems, and motive power systems for electric industrial vehicles.



EMCOR Group, Inc., headquartered in Norwalk, Connecticut, is a mechanical and electrical construction and facilities services firm, providing services to a range of commercial, industrial, utility and institutional customers in the United States, Canada and the United Kingdom.



Gardner Denver Inc., headquartered in Quincy, Illinois, manufactures reciprocating, rotary and vane compressors and blowers for industrial applications, and pumps for petroleum and other industrial applications.



Consumer-Cyclicals
__________________



M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.


Page 7



O'Charley's Inc., headquartered in Nashville, Tennessee, owns and operates "O'Charley's" restaurants located in 13 southern and midwestern states, and "Stoney River Legendary Steaks" restaurants in suburban Atlanta, Georgia.



United Stationers Inc., headquartered in Des Plaines, Illinois, is a distributor of general line business products, including a broad range of office products, computer supplies, facilities management supplies and office furniture.



Energy
______



Newfield Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties located principally in the Gulf of Mexico.



Financial Services
__________________



First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.



MAF Bancorp, Inc., headquartered in Clarendon Hills, Illinois, operates a general banking business, located mainly in the western suburbs of Chicago. The company also engages in real estate development and insurance and securities sales.



Technology
__________



Paxar Corporation, headquartered in White Plains, New York, is a provider of identification and tracking systems to every segment of the retail supply chain, from manufacturing through distribution centers to the retail store.



Utilities
_________



Energen Corporation, headquartered in Birmingham, Alabama, is a diversified energy holding company engaged primarily in the purchase, distribution and sale of natural gas, principally in central and north Alabama. The company is also involved in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States.


                        Mid-Cap Growth Companies


Basic Materials
_______________



American Standard Companies Inc., headquartered in Piscataway, New Jersey, manufactures high quality, brand name air conditioning systems, bathroom and kitchen fixtures, and fittings and braking systems for vehicles.



Capital Goods
_____________



Donaldson Company, Inc., headquartered in Minneapolis, Minnesota, manufactures air cleaners, filters and exhaust products for heavy-duty mobile equipment; in-plant air cleaning systems; air intake systems for gas turbines; filters for disk drives; and personal respirators.



L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.



Consumer-Discretionary
______________________



Abercrombie & Fitch Co., headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.



Outback Steakhouse, Inc., headquartered in Tampa, Florida, owns, operates and franchises full-service restaurants under the names
"Outback Steakhouse" and "Carrabba's Italian Grill" throughout the United States and in certain foreign countries.



Financial Services
__________________



TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.



Healthcare
__________



Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.



Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.



Lincare Holdings Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in their homes.



Technology
__________



Affiliated Computer Services, Inc., headquartered in Dallas, Texas, provides a full range of information technology services, including

Page 8

business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.



ChoicePoint Inc., headquartered in Alpharetta, Georgia, is a provider of decision-making intelligence to businesses, individuals, and government agencies.



Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.


                         Mid-Cap Value Companies


Basic Materials
_______________



York International Corporation, headquartered in York, Pennsylvania, is a full-line, global designer and manufacturer of heating, ventilating, air conditioning and refrigeration products, sold to residential contractors, design builders and building owners.



Capital Goods
_____________



Lear Corporation, headquartered in Southfield, Michigan, designs and manufactures interior systems and components for automobiles and light trucks.



Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.



Consumer-Discretionary
______________________



Park Place Entertainment Corporation, headquartered in Las Vegas, Nevada, is an international gaming company which owns, operates or manages casino properties in the United States, Australia, Canada, South Africa, Uruguay and at sea. The company's operations are conducted under the "Bally's," "Caesars," "Conrad," "Flamingo," "Grand," "Hilton" and "Paris" brand names.



Consumer-Staples
________________



Dean Foods Company, headquartered in Dallas, Texas, manufactures and distributes fresh milk and related dairy products, plastic packaging and packaged ice in the United States. The company also distributes and markets refrigerated, shelf-stable and frozen food products.



Energy
______



Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.



Financial Services
__________________



AmeriCredit Corp., headquartered in Fort Worth, Texas, is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans.



Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.



Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.



Healthcare
__________



Triad Hospitals, Inc., headquartered in Dallas, Texas, provides healthcare services through hospitals and ambulatory surgery centers located in small cities and selected urban markets, primarily in the southwestern, western and south-central regions of the United States.



Technology
__________



Sybase, Inc., headquartered in Emeryville, California, provides the infrastructure necessary to integrate and manage large enterprises on the Web.



Utilities
_________



Aquila, Inc., headquartered in Kansas City, Missouri, is a multinational energy solutions provider. The company's network segment includes network generation, distribution and transmission businesses, as well as appliance repair/servicing. The company's energy merchant segment includes energy marketing and trading businesses, natural gas gathering, processing and transportation, and independent power projects. The company's international operations include activities in Australia, Canada and New Zealand.


Page 9


                       Large-Cap Growth Companies


Capital Goods
_____________



General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.



Consumer-Cyclicals
__________________



Omnicom Group Inc., headquartered in New York, New York, operates advertising agencies which plan, create, produce and place advertising in various media. The Company also offers marketing consultation, market research, sales promotion programs, public relations and other services.



Consumer-Staples
________________



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.



Financial Services
__________________



Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.



Healthcare
__________



Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.



Technology
__________



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.


                        Large-Cap Value Companies


Basic Materials
_______________



Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.



Capital Goods
_____________



General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.


Page 10



Consumer-Cyclicals
__________________



The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.



Energy
______



ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.



Financial Services
__________________



Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.



Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.



Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.



Healthcare
__________



WellPoint Health Networks Inc., headquartered in Thousand Oaks,
California, offers network-based health products, including open access PPO, POS and hybrid products, HMO and specialty products through Blue Cross of California, BCBSGA, and UNICARE.



Technology
__________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



Telecommunications
__________________



Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



Utilities
_________



Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers in North Carolina and South Carolina; operates interstate pipelines that deliver natural gas to various regions of the country; and markets electricity, natural gas and natural gas liquids.


                         International Companies


Australia
_________



BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, and steel production and merchandising.



Finland
_______



Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



France
______



Vivendi Universal S.A. (ADR), headquartered in Paris, France, provides a broad range of services in two primary business sectors: media and communications, and environmental services.



Germany
_______



Siemens AG (ADR), headquartered in Munich, Germany, is a global solutions company with a focus on electrical engineering and electronics.



Italy
_____



ENI SpA (ADR), headquartered in Rome, Italy, operates in the oil and

Page 11


natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.



Japan
_____



Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.



Mexico
______



Telefonos de Mexico S.A. de CV (Telmex) (ADR), headquartered in Mexico City, Mexico, is a provider of telecommunication services to users of domestic and international telephone services in Mexico.



The Netherlands
_______________



ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.



Unilever N.V., headquartered in Rotterdam, The Netherlands, produces and markets a wide range of foods, detergent, home and personal products.



Switzerland
___________



Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company and is also the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.



United Kingdom
______________



Cadbury Schweppes Plc (ADR), headquartered in London, England, manufactures, markets, and distributes internationally branded confectionary and beverage products through wholesale and retail outlets.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.


                                  REITs


Apartments
__________



Apartment Investment & Management Company, headquartered in Denver, Colorado, is a self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.



Camden Property Trust, headquartered in Houston, Texas, is a self-managed real estate investment trust engaged in the ownership, development, acquisition, marketing, management and disposition of multi-family apartment communities in the southwestern, southeastern, midwestern and western regions of the United States.



Diversified
___________



Vornado Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust which owns, manages and operates office buildings, retail properties, merchandise marts and other real estate investments.



Healthcare
__________



Ventas, Inc., headquartered in Louisville, Kentucky, is a self-managed real estate investment trust that owns skilled nursing facilities, hospitals and personal care facilities in 36 states across every region of the United States.



Industrial
__________



ProLogis Trust, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.



Net Lease
_________



Capital Automotive REIT, headquartered in McLean, Virginia, is a self-managed real estate investment trust which owns multi-site, multi-franchised motor vehicle dealerships and motor vehicle-related businesses in major metropolitan areas throughout the United States.



Offices
_______



Equity Office Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in acquiring, owning, managing, leasing and renovating office properties and parking facilities throughout the United States.



SL Green Realty Corp., headquartered in New York, New York, is a self-managed real estate investment trust engaged in the business of owning, managing, leasing, acquiring and repositioning Class B office properties in the Manhattan borough of New York City.


Page 12



Offices/Industrial
__________________



Glenborough Realty Trust Incorporated, headquartered in San Mateo, California, is a self-managed real estate investment trust with a portfolio of properties including office, office/flex, industrial, multi-family, retail and hotel properties located throughout the United States.



Regional Malls
______________



CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.



General Growth Properties, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, develops, operates, leases and manages shopping centers throughout the United States.



Shopping Centers
________________



Developers Diversified Realty Corporation, headquartered in Beachwood, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases, and manages shopping centers, business centers and undeveloped land.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.


Page 13


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1

                           SIGNATURES

     The Registrant, FT 649, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 649, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 11, 2002.

                              FT 649

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                   TITLE*                 DATE

David J. Allen               Director            )
                             of Nike Securities  )
                             Corporation, the    )   June 11, 2002
                             General Partner of  )
                             Nike Securities L.P.)

Judith M. Van Kampen         Director            )
                             of Nike Securities  )   Robert M. Porcellino
                             Corporation, the    )   Attorney-in-Fact**
                             General Partner of  )
                             Nike Securities L.P.)

Karla M. Van Kampen-Pierre   Director            )
                             of Nike Securities  )
                             Corporation, the    )
                             General Partner of  )
                             Nike Securities L.P.)

David G. Wisen               Director            )
                             of Nike Securities  )
                             Corporation, the    )
                             General Partner of  )
                             Nike Securities L.P.)

       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-89706 of FT 649 of our report dated June 11, 2002 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
June 11, 2002


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form of Trust Agreement for FT 649 among Nike Securities
         L.P.,  as  Depositor, JPMorgan Chase Bank,  as  Trustee,
         First Trust Advisors L.P., as Evaluator, and First Trust
         Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.

                               S-7